D E V I S S E R   G R A Y   L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Trans-Orient Petroleum Ltd.

We have audited the consolidated balance sheets of Trans-Orient Petroleum Ltd. as at July 31, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended July 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards (“GAAS”) in Canada and the standards of the Public Company Accounting Oversight Board (“PCAOB”) (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended July 31, 2007 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”
CHARTERED ACCOUNTANTS

Vancouver, British Columbia, Canada
November 7, 2007

Consolidated Balance Sheets
(Expressed in United States Dollars)

As at July 31,	2007	2006

Assets

Current

Cash and cash equivalents	$8,499,720	$451,969
Accounts receivable	44,098	27,809
Prepaid expenses	7,600	4,971

	8,551,418	484,749

Restricted cash (Note 8)	59,828	42,174
Investments (Note 3)	3,514,572	2,304,811
Property and equipment (Note 4)	292,618	83,887

Total Assets	$12,418,436	$2,915,621

Liabilities

Current

Accounts payable and accrued liabilities	$65,808	$12,406

Total Liabilities	65,808	12,406

Shareholders’ Equity

Share capital (Note 7)	23,655,325	13,175,075
Contributed surplus (Note 7)	63,973	-
Deficit	(11,366,670)	(10,271,860)

Total Shareholders’ Equity	12,352,628	2,903,215

Total Liabilities and Shareholders’ Equity	$12,418,436	$2,915,621

Continuance of Operations (Note 1)

Approved on behalf of the Board of Directors:

/s/ Peter Loretto	/s/ Barry MacNeil
Director	Director

See accompanying notes to the consolidated financial statements

Consolidated Statements of Operations and Deficit
(Expressed in United States Dollars)

For the years ended July 31,		2007	2006	2005

Expenses

General and administrative (Schedule)		$557,980	$305,173	$168,957
Foreign exchange		5,400	(1,987)	(67,560)
Amortization		5,144	5,564	4,360

Loss before other items		(568,524)	(308,750)	(105,757)

Other Items:

Interest income		292,289	13,848	1,896
Gain on sale of investment (Note 3)		1,580	774,664	1,214,319
Loss on sale of common stock held by subsidiary		-	-	(8,685)
Recovery of loan receivable previously written-off (Note 6)		102,842	32,324	29,004
Stock option compensation		(63,973)	-	-
Write-down of investments		(859,024)	(136,262)	-
Write-off of oil and gas interest (note 3)		-	-	(1)

(Loss) income from operations		(1,094,810)	375,824	1,130,776
Non-controlling interest’s portion of AMG’s loss		-	5,782	11,470

Net (loss) income for the year		(1,094,810)	381,606	1,142,246

Deficit – Beginning of year		(10,271,860)	(10,653,466)	(11,795,712)

Deficit – End of year		$(11,366,670)	$(10,271,860)	$(10,653,466)

(Loss) income per share - basic	$	(0.03)	$0.02	$0.06
- diluted		-	$0.02	$0.06

Weighted-average number of common shares outstanding		32,645,125	17,618,083	17,618,083

See accompanying notes to the consolidated financial statements

Consolidated Schedules of General and Administrative Expenses
(Expressed in United States Dollars)

For the years ended July 31,	2007	2006	2005

General and Administrative Expenses

Accounting and audit	$19,531	$18,773	$13,935
Consulting fees	32,030	11,852	-
Corporate relations and development	131,663	25,210	-
Directors fees	60,204	58,054	20,509
Filing and transfer agency fees	24,948	24,976	20,630
Legal	24,913	31,110	12,387
Office, rent and miscellaneous	76,951	50,824	41,401
Printing	8,003	12,415	5,913
Sproule report	58,807	-	-
Travel, promotion and accommodation	71,752	31,147	22,115
Wages and benefits	49,178	40,812	32,067

	$557,980	$305,173	$168,957

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

For the years ended July 31,	2007	2006	2005

Net increase of cash related to the following:

Operating Activities
Net (loss) income for the year	$(1,094,810)	$381,606	$1,142,246
Items not affecting cash:
Amortization	5,144	5,564	4,360
Gain on sale of investment	(1,580)	(778,423)	(1,218,319)
Loss on sale of investment	-	3,759	4,000
Loss on sale of common stock held by subsidiary	-	-	8,685
Non-controlling interest	-	(5,782)	(11,470)
Stock option compensation	63,973	-	-
Write-down of investment	859,024	136,261	-
Write-off of oil and gas interest	-	1	1
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	53,402	12,331	518
Accounts receivable	(16,289)	(16,994)	(2,488)
Prepaid expenses	(2,629)	(4,971)	2,698
Net cash used for operating activities	(133,765)	(266,648)	(69,769)

Financing Activities
Restricted cash	(17,654)	(6,005)	(5,030)
Common stock issued for cash	10,480,250	-	-
Net cash provided by (used for) financing activities	10,462,596	(6,005)	(5,030)

Investing Activities
Proceeds from sales of investments	3,980	1,349,517	2,222,479
Proceeds from sale of common stock held by subsidiary	-	-	3,308
Purchases of investments	(2,071,185)	(800,000)	(2,029,393)
Purchases of property and equipment	(213,875)	(4,135)	-
Net cash (used for) provided by investing activities	(2,281,080)	545,382	196,394

Cash of AMG Oil upon deconsolidation	-	(11,377)	-

Net increase in cash	8,047,751	261,352	121,595
Cash – Beginning of year	451,969	190,617	69,022

Cash - End of year	$8,499,720	$451,969	$190,617

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements
(Expressed in United States Dollars)

For the Years Ended July 31, 2007 and 2006

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the “Company”) is incorporated under the Business Corporations Act (British Columbia) and the Company’s operating strategy is now focused on its 100% interests in two lightly explored permits (PEP 38348 and PEP 38349) that consist of 2,163,902 net acres of land located in New Zealand’s East Coast Basin.

The Company’s consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such a situation would have a material adverse effect on the Company’s business, results of operations and financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Accounting principles and use of estimates

These financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”), which require the Company’s management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the fiscal year. Significant estimates include, but are not limited to, the determination of the net recoverable value of assets and income taxes. The Company’s investments are also items that, due to expected market volume and price fluctuation may yield net realizable values that are materially different from their current carrying values at any point in time. Actual results could differ from these estimates.

Material differences between Canadian and United States generally accepted accounting principles, applicable to the Company’s financial statements, are described in note 11.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Orient Petroleum (NZ) Limited, Orient Petroleum (PNG) Limited and DLJ Management Corp. The Company consolidates its financial statements with those of its subsidiaries in which it has a controlling interest. Should restrictions be placed on any foreign subsidiary that prevents the Company from exercising effective control, the Company’s investment in that subsidiary shall be accounted for using the cost basis. All significant inter-company balances and transactions have been eliminated.

c)	Principles of accounting for investments

The Company’s investments are accounted for using either the equity method or cost method of accounting. The equity method is used when the Company, through its level of investment, exercises significant influence over the investee. The cost method of accounting is applied to investments in Companies over which the Company does not exercise significant influence.

The Company’s investments are recorded at cost and are considered to be non-current as the Company intends to hold them for a period of greater than one year. The aggregate carrying cost is adjusted to fair value, where determinable, only if there is an other-than-temporary decline in value. Refer to note 3.

d)	Translation of foreign currencies

Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the rates prevailing on the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates applicable to the underlying transactions. The resulting net gain or loss is included in the consolidated statements of operations and deficit.

e)	Fair value of financial instruments

The Company's financial instruments consist of current assets and current liabilities. The fair values of the current assets and liabilities approximate the carrying amounts due to the short-term nature of these instruments.

f)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

g)	Property and equipment

The Company follows the full cost method of accounting for oil and gas properties whereby all costs relating to the acquisition, exploration, and development of oil and gas properties and equipment are capitalized and accumulated in cost centres by country. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, seismic and costs of drilling productive and non-productive wells, together with overhead expenses related to acquisition, exploration and development activities. The costs in cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. Depletion is calculated using costs of acquisition, exploration and development using the unit-of production method. An assessment is performed at every reporting date to determine whether the aggregate net costs in each pre- development stage cost centre are recoverable. Costs which are unlikely to be recovered are written- off. Oil and gas properties for which there has been commercial production, are subject to a ceiling test in each reporting period to determine that the costs are recoverable and do not exceed the fair value of the properties. The costs are assessed to be recoverable if the sum of the undiscounted cash flows expected from the production of proved reserves and the lower of cost and market of unproved properties exceed the carrying values of the oil and gas properties. If the carrying value of the oil and gas properties is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds an estimated fair value. The fair value estimate is normally based on the sum of the discounted cash flows expected from production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flows are estimated using forecast product prices and costs are discounted using a risk-free interest rate.

Furniture, office and computer equipment is recorded at cost less accumulated amortization. Amortization is provided for over its estimated useful life on a declining-balance basis at rates between 20% and 30%.

h)	Basic and diluted net income (loss) per common share

Basic net income per common share is calculated by dividing the net income by the weighted average number of common shares outstanding, during the year. In years where a net loss is incurred, diluted net loss per common share is not calculated as its effect on net loss per share is anti-dilutive.

i)	Income taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of the enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of potential future benefit is taken and no asset is recognized. Such an allowance would apply fully to all potential future tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

j)	Share capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the lower of the trading price of the Company’s shares on the OTC Bulletin Board on the date of the agreement to issue shares and the date of share issuance.

k)	Asset Retirement Obligations

Effective July 31, 2003, the Company has adopted retroactively the Canadian Institute of Chartered Accountants’ new standard on Asset Retirement Obligations. The Company recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value is determined through a review of engineering studies, industry guidelines and managements estimate on a site-by-site basis. The fair value of the ARO is recorded as a liability, with a corresponding increase in the amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proven reserves. The liability amount of accretion is expensed in the period. Actual costs incurred upon the settlement of the ARO are charged against the liability. At July 31, 2007 the Company does not have any asset retirement obligations.

l)	Comparative figures

Certain of the prior years’ figures have been reclassified to conform with the current years’ financial statement presentation.

m)	Cash and Cash Equivalents

Cash and cash equivalents include term investments with maturities of one year or less, together with accrued interest thereon, which are readily convertible to known amounts of cash.

n)	Stock-based Compensation

All stock option based grants are measured and recognized in the consolidated financial statements using a fair value based method. Fair value is measured using the Black-Scholes option-pricing model and the compensation cost is amortized over the vesting period. The Company measures compensation expense if the options are changed or modified. Consideration received upon the exercise of stock options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

NOTE 3 - INVESTMENTS

At July 31, 2007, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2007	2007
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/

AMG Oil Ltd.	826,431	$1	$429,744	3.56%
Austral Pacific Energy Ltd.	3,110,240	3,514,571	4,167,722	10.18%

		$3,514,572	$4,597,466

At July 31, 2006, the Company’s ownership interests in investments are accounted for under the cost method of accounting as follows:

		July 31,	July 31,
	Number of	2006	2006
	Common	Carrying	Fair	Percentage of
	Shares Held	Value	Value	Ownership/
AMG Oil Ltd.	826,431	$1	$388,423	3.66%
Austral Pacific Energy Ltd.	1,534,940	2,302,410	2,302,410	6.75%
Gondwana Energy, Ltd.	3,999	2,400	2,400	0.02%
		$2,304,811	$2,693,233

Pending change in accounting policy for Financial Instruments:

Pursuant to new Canadian accounting standards that will be adopted in the Company’s 2008 fiscal year, the Company will have to designate each of its financial instruments held in certain categories, with the implication to these financial statements that its investments held will be carried at their current market values. This change is expected to bring the Company’s accounting treatment for investments into congruence with the U.S. GAAP treatment disclosed at Note 11 (a).

During the 2007 fiscal year the Company:

a)

Participated in a private placement financing with Austral Pacific Energy Ltd. (“Austral Pacific”), acquiring 1,395,000 shares of Austral Pacific at a price of US$1.30 per share. The Company also acquired 180,300 shares of Austral Pacific in the market at prices averaging approximately $1.42. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (a 10.18% interest) at July 31, 2007.

b)	Wrote-down its investment in Austral Pacific by $859,024 based on a decline in the market value of the shares of Austral Pacific during the third quarter of the 2007 fiscal year.

During the 2006 fiscal year the Company:

a)

Sold 7,373,569 common shares of AMG Oil Ltd. (“AMG”) for aggregate proceeds of $133,695. These dispositions resulted in the Company’s effective loss of control of AMG, the accounts of which were, until that time, consolidated with those of the Company. At the date of loss of control, the Company’s net investment in the accounts of AMG was comprised of a non-controlling interest in excess of net working capital in the amount of $3,147. Accordingly a net gain of $136,842 has been recognized currently and the Company’s residual investment in common shares of AMG is carried at a cost of $1.

b)	Sold 50,000 shares of Austral Pacific with a book value of $78,000 for proceeds of $74,241 resulting in a loss of $3,759.

c)

Participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The warrants subsequently expired as they were not exercised.

d)

Sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of $1,141,581, for a gain over book value of $641,581. The Company acquired these shares by participating in a private placement, purchasing 500,000 units, at $0.40 per unit in the 2005 fiscal year with each unit consisting of one share and one share purchase warrant. The warrants were then exercised during the 2006 fiscal year at a price of US$0.60 per share.

NOTE 4 - PROPERTY AND EQUIPMENT

					Net Book
	Working	Net Book	Additions	Depreciation/	Value at
	Interest	Value at	During the	Write-offs	July 31,
	%	July 31, 2006	Period	During The Period	2007
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	$-	$67,792	$-	$67,792
PEP 38349	100	-	136,389	-	136,389
			204,181		204,181
Other:
Apartment and office
equipment		83,887	9,694	(5,144)	88,437
		$83,887	$213,875	$(5,144)	$292,618

On November 8, 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast Basin of New Zealand totalling 2,163,902 acres.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services.

Consulting Agreement

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. On September 1, 2006 the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000 and granted a gross overriding royalty of 0.5% on PEP 38348 and 38349. In addition, under the terms set forth in the consulting agreement, Dr. Bennett was granted 200,000 options that vest over two years and are exercisable at a price of $1.00 for a period of five years from the date of the grant. Beginning January 1, 2007, Dr. Bennett’s compensation increased to $10,000 per month.

On April 1, 2007, the Company extended for one year the Consulting Agreement entered into during the 2005 fiscal year with a private company wholly-owned by the Company’s President to provide executive services to the Company. The agreement includes monthly compensation of $5,000.

NOTE 6 – LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principal and accrued interest, prior to April 1, 2008.

During the 2007 fiscal year, the Company received CAD$115,800 (July 31, 2006 - $32,324) that included a final lump sum payment of CAD$109,800, relating to the remaining principal and interest owed to the Company under the loan agreement.

NOTE 7 - SHARE CAPITAL

a)	Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number		Contributed
Issued and fully paid:	of Shares	Amount	Surplus

Balance at July 31, 2005	2,516,869	$13,175,075	$-
Share Split (1:7)	15,101,214	-	-
Balance at July 31, 2006	17,618,083	$13,175,075	$-
Private Placement	12,972,142	4,540,250	-
Private Placement	5,905,000	5,905,000	-
Warrants exercised	50,000	35,000	-
Stock based compensation	-	-	63,973
Balance at July 31, 2007	36,545,225	$23,655,325	$63,973

On January 17, 2007, the Company completed a private placement financing for 5,905,000 units of the Company at a purchase price of $1.00 per unit, for proceeds of $5,905,000. Each unit consists of one common share and a half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a period of eighteen months. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.75 for ten consecutive trading days.

On August 30, 2006, the Company completed a private placement financing for 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of the financing. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

At July 31, 2007, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,922,142	US$0.70	August 29, 2008
2,952,500	US$1.35	July 18, 2008
15,874,642

At July 31, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
400,000

During the year ended July 31, 2007, the Company calcualted stock option compensation in connection with options granted by applying the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate aggregate option compensation at the date of grant of $108,580. Option compensation is recognized as options vest, with $63,973 so expensed in the 2007 fiscal year.

Refer to Note 5

NOTE 8 – RESTRICTED CASH

The Company is required, in accordance with the Company’s credit card agreements, to provide security against the credit facility in the form of cash and cash equivalents. As at July 31, 2007, this security amounted to $59,828 (2006: $42,174).

NOTE 9 - COMMITMENTS AND CONTINGENCIES

The Company participates in oil and gas exploration operations and is committed under agreements to complete certain exploration programs in order to maintain its interests. The Company’s management estimates that the total commitments for fiscal 2008 relating to permits held at July 31, 2007 are as follows:

Work Commitment
or Obligation
Oil and Gas Property Working Interest %	to July 31, 2008
PEP 38348 100	$480,000
PEP 38349 100	675,000
Total	$1,155,000

NOTE 10 - INCOME TAXES

A reconciliation of income taxes at statutory rates as follows:

	2007	2006

Net income (loss) for the year	$(1,094,810)	$381,606
Expected income tax expense (recovery)	(373,237)	129,691
Net adjustment for amortization, deductible and non-deductible
amounts	322,053	(456,089)
Valuation allowance	51,184	326,398
Total income taxes	-	-

The significant components of the Company’s future income tax assets are as follows:

	2007	2006
Future income tax assets:
Net resource property carrying amounts (in excess) of tax pools	1,065,235	1,080,145
Property and equipment tax pool in excess of carrying value	43,252	48,990
Non-capital loss carryforwards	1,206,755	881,250
	2,315,242	2,010,385
Valuation allowance	(2,315,242)	(2,010,385)
Net future tax assets	-	-

The Company has non-capital losses of approximately CDN$3.5 million (2006 - CDN$2.4 million), which are available to reduce future taxable income in Canada and which expire between 2007 and 2027. Subject to certain restrictions the Company also has resource expenditures of approximately CDN$3.6 million (2005 - $3.6 million) available to reduce taxable income in future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements and have been offset by a valuation allowance as noted above.

NOTE 11 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”) except for the following differences:

CONSOLIDATED BALANCE SHEETS

a)	Investments

Under Canadian GAAP, the Company’s investments accounted for under the cost method of accounting are valued at the lower of cost or market value. Under U.S. GAAP, such investments are classified as available-for-sale securities and reported at market value, with unrealized gains and losses included as a component of comprehensive income.

	July 31,	July 31,
	2007	2006
Investments under Canadian GAAP	$3,514,572	$2,304,811
Adjustment required under U.S. GAAP	694,472	(1,655,693)
Cumulative historical adjustments to date	388,422	2,044,115
Investments under U.S. GAAP	$4,597,466	$2,693,233

Total assets under U.S. GAAP as at July 31, 2007 and 2006 are $13,551,819 and $3,304,043, respectively.

b)	Stockholders’ Equity

i) Common Stock

During the 2006 fiscal year, the Company adopted, under Canadian GAAP, a policy to record the cost of stock options granted to employees and consultants utilizing a fair value measurement basis, a policy that is materially consistent with U.S. GAAP for stock-based compensation as described in Statement of Accounting Standards 123 (“SFAS 123”). However, in previous fiscal years, prior to the adoption of the fair value measurement standard under Canadian GAAP, the Company was subject to the minimum disclosure standards of SFAS 123 under U.S. GAAP, which required it to report, on a pro-forma basis, the effect of following a fair value based method of measuring the value of stock options granted using the Black Scholes, or similar, option pricing model.

In accordance with the mandatory disclosure standard, the following are the pro-forma figures for common stock had the Company used, from inception, a fair value-based method of accounting for stock based compensation as described in SFAS 123:

	July 31,	July 31,
	2007	2006
Common stock under Canadian GAAP	$23,655,325	$13,175,075
Cumulative historical pro-forma adjustments to date	833,611	833,611
Common stock under U.S. GAAP applying SFAS 123	$24,488,936	$14,008,686

There has been no difference to the Company’s net loss or loss per share as reported under Canadian GAAP when the fair value based method of accounting defined in SFAS 123 had been applied, on a pro-forma basis, to the 2007, 2006 or 2005 fiscal years.

ii) Accumulated Deficit

The effects of Note 11(a) and (c) (i) on accumulated deficit are as follows:

	July 31,	July 31,
	2007	2006

Deficit under Canadian GAAP	$(11,366,670)	$(10,271,860)
Cumulative historical adjustments to date	(833,611)	(833,611)

Accumulated deficit under U.S. GAAP	$(12,200,281)	$(11,105,471)

iii) Accumulated Other Comprehensive Income

The effects of Note 11(b) on accumulated other comprehensive income are as follows:

	July 31,	July 31,
	2007	2006
Accumulated other comprehensive
income under Canadian GAAP	$-	$-
Unrealized gain on investments	694,472	(1,655,693)
Cumulative historical adjustments to date	388,422	2,044,115
Accumulated other comprehensive income
under U.S. GAAP	$1,082,894	$388,422

As a result of these adjustments under U.S. GAAP, total stockholders’ equity as at July 31, 2007 and 2006 are $13,579,318 and $3,332,959, respectively.

c)	Net Income and Comprehensive Income (Loss) for the Year

The following are the effects of Notes 11(a) and (b) on net income and comprehensive income (loss) for the 2007, 2006 and 2005 fiscal years:

	2007	2006	2005
Net income (loss) for the year under Canadian
GAAP	$(1,094,810)	$381,606	$1,142,246
Other comprehensive income (loss):
Unrealized gain on investment	694,472	(1,655,693)	1,140,541
Comprehensive income (loss) for the year under U.S. GAAP	$(400,338)	$(1,274,087)	$2,282,787